UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on approval of the Búzios Coparticipation Agreement

—

Rio de Janeiro, August 12, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 06/11/2021, informs that the National Agency of Petroleum, Natural Gas, and Biofuels (ANP) today approved the Búzios Coparticipation Agreement, which will regulate the coexistence of the Transfer of Rights Agreement and the Production Sharing Contract of the Transfer of Rights Surplus for the Búzios field, in the Santos Basin pre-salt.

After production and tax estimates adjustments, the total amount of compensation that the Production Sharing Contract parties owe to the Transfer of Rights Agreement party (100% Petrobras) was updated to US$ 29.0 billion, which will be recovered as Cost Oil by the contractors.

Thus, the receipt by Petrobras of the portion of the partners CNODC Brasil Petróleo e Gás Ltda. (CNODC) and CNOOC Petroleum Brasil Ltda. (CNOOC) of the compensation, in the amount of US$ 2.9 billion, should occur until the end of this month, so that the Agreement is effective on September 1st, 2021.

With the effective start of the Agreement, the participation in the Búzios shared reservoir, including the portion of the BS-500 concession contract (100% Petrobras), will be 92.6594% for Petrobras and 3.6703% for each of the partners, already considering the adjustment in the production estimate.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer